DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/21/2007

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

0

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________


The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned on 10/27/06. This Amendment No. 2 amends the Schedule 13D as specifically set forth.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On May 21, 2007 Bulldog Investors General Partnership (BIGP) distributed a total of 1,391,700 shares of Putnam Tax-Free Health Care Fund (PMH) to its partners, representing all shares owned by BIGP. Each of BIGP's partners intends to be a passive investor in PMH in view of its announced intention to merge into the open-end Putnam Tax Exempt Income Fund.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the annual report for the period ending May 31, 2006 there were 13,551,397 shares of PMH outstanding. The percentage set forth in item 5 was derived using such number.

Bulldog Investors General Partnership beneficially owns an aggregate of 0 shares of PMH.

  c) During the past 60 days the following shares of PMH were purchased, unless previously reported (there were no sales):

Date		Shares		Price
4/12/07	3700			$14.00
4/10/07	2300			$14.00
3/29/07	32100			$14.00
3/27/07	4500			$14.00

  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/21/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP